Exhibit 7

RECENT DEVELOPMENTS

This section provides information that supplements the information about Colombia contained in Colombia’s 2024 Annual Report, as it may be amended from time to time. To the extent the information in this section is inconsistent with the information contained in the 2024 Annual Report, as amended, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the 2024 Annual Report, as amended to date.

Republic of Colombia

Criminal Activity

On November 11, 2025, special units of Colombia’s military and police forces launched a major operation in the rural area of Guaviare, following President Petro’s order to bomb and dismantle a criminal front identified by the military. Defense Minister Pedro Sánchez confirmed that troops are working to neutralize camps and networks threatening and extorting local communities. As part of this offensive, more than 10 members of the FARC dissident group led by an individual with the alias “Iván Mordisco” were killed.

On November 25, 2025, Colombian government officials met with seven U.S. senators at the International Security Forum in Halifax, Canada, to discuss bilateral cooperation on security. The U.S. legislators emphasized the importance of international collaboration between Colombia and the U.S. to combat drug trafficking, disrupt illicit financial networks, and strengthen security. Colombian Defense Minister Pedro Sánchez Suárez presented information to the group on Colombia’s progress in interceptions, dismantling criminal infrastructure, and targeting armed groups’ finances and stressed that no country can tackle transnational crime alone.

On November 26, 2025, President Petro awarded the Order of Boyacá to military and police personnel involved in Operation Perseo, a major offensive launched in October 2024 to reclaim the city of El Plateado, and other regions in the department of Cauca, from illegal armed groups. The operation employed advanced tactical capabilities and led to the recovery of key areas like La Hacienda, the dismantling of over 122 drug labs, and a 75% reduction in criminal clashes. It also included the establishment of a mobile hospital and significant investment in public services.

On December 2, 2025, President Petro announced that joint operations by Colombia’s National Police and Navy relying on naval intelligence led to the seizure of 2.7 tons of cocaine in El Charco, Nariño, and an additional 2 tons near Spain. Twelve suspected members of the Clan del Golfo were also captured in El Carmen de Bolívar. The Ministry of Defense confirmed the destruction of a cocaine lab linked to alias “Iván Mordisco” and the seizure of 2,846 kilograms of cocaine, valued at $51 million.

On December 7, 2025, President Petro spoke out against two coordinated attacks in Cúcuta and Villa del Rosario in the Norte de Santander department that resulted in the death of two police officers and injury to six others, calling for increased security along the Colombia–Venezuela border. National Police Director General William Oswaldo Rincón labeled the incidents as cowardly terrorist acts and suggested they were retaliation by the ELN for recent police operations. General Rincón ordered full deployment of intelligence and investigative resources to bring those responsible to justice.

On December 8, 2025, Colombia’s National Police and military conducted two joint operations in the department of Nariño, uncovering major cocaine production complexes in the municipalities of El Charco and Córdoba. In El Charco, authorities seized 2,846 kilograms of cocaine hydrochloride, over 8,700 gallons of chemical precursors, and production equipment. In Córdoba, another lab was dismantled with 2,834 kilograms of cocaine and 385 gallons of chemical precursors. These operations dealt an estimated financial blow of Ps. 28.87 billion to the criminal organizations involved in drug trafficking.

On December 9, 2025, President Petro reaffirmed Colombia’s commitment to international cooperation with the United States and other countries in the region in combating global challenges like drug trafficking. Petro also highlighted efforts to prevent Colombia from becoming a transit point for fentanyl precursors and stressed the need to protect humanity from its devastating effects.

On December 14, 2025, President Petro responded to the ELN’s announcement of a 72-hour armed strike, stating that such threats target Colombia and its political vision, not foreign governments. Petro reaffirmed his commitment to defending national sovereignty and ordered the security forces to confront the ELN.

On December 21, 2025, President Petro announced that the Colombian Navy had seized 27 tons of cocaine in just two days through operations in Latin America and Europe. A joint mission with authorities from Panama, Australia, Costa Rica, and El Salvador intercepted nine tons in the Pacific, while 18 tons were confiscated near the Canary Islands with European police support. Around 20 individuals were arrested. Separately, 2.9 tons of cocaine and one kilogram of synthetic drug ‘Tusi’ were seized off Colombia’s Nariño coast. These operations dealt an approximate $140 million blow to drug trafficking networks and prevented over 7.2 million doses of drugs from reaching international markets.

On December 23, 2025, the Colombian government issued Resolution 471 establishing Temporary Relocation Zones in Belén de Bajirá and Unguía (in the department of Chocó) and Tierralta (in the department of Córdoba) until December 31, 2026, to facilitate the transition to peace and gradual reintegration into society of members of the self-proclaimed Gaitanista Army of Colombia. The zones’ locations remain confidential. The resolution suspends extradition-related arrest warrants for listed members during their relocation and guarantees legal and human security. It also outlines progressive measures to uphold victims’ rights and assigns an OAS Mission to monitor the process, with the possibility of involving other national and international organizations.

Corruption Investigations

On November 27, 2025, Colombia’s National Electoral Council (the “CNE”) ruled that President Gustavo Petro’s 2022 campaign exceeded legal financing limits by approximately Ps. 5.3 billion and imposed fines on key campaign officials and affiliated political parties. This landmark decision underscores the importance of spending caps in ensuring fair elections, as additional financing can create an imbalance among presidential campaigns. The CNE’s decision must be reviewed in a second instance by the Fifth Section of the Council of State.

On December 18, 2025, the High Court (Tribunal Superior) of Bogotá ordered preventive detention for former Minister of Finance Ricardo Bonilla and former Minister of the Interior Luis Fernando Velasco in connection with the corruption investigation being undertaken by the Attorney General’s Office and the Supreme Court involving contracts awarded by the National Unit for Disaster Risk Management and the National Institute of Roads.

Internal Security

During the eleven-month period ended November 30, 2025, 559 kidnapping incidents were reported, reflecting a 98% increase from the 283 incidents reported during the same period of 2024. Additionally, during the eleven-month period ended November 30, 2025, 1,273 terrorism incidents were reported, reflecting a 19% increase from the 1,072 terrorism incidents reported in the same period of 2024.

Due to operations conducted by the military and police forces, as of October 23, 2025, 158 people had been rescued after being kidnapped in 2025.

Domestic Initiatives

On November 12, 2025, President Petro ordered a temporary suspension of intelligence communications between Colombian security forces and U.S. agencies in response to recent missile strikes on boats in the Caribbean. The move follows reports that the UK also halted intelligence sharing with the U.S. over concerns of potential violations of international law. Petro plans to maintain this suspension in place as long as missile attacks on boats in the Caribbean continue.

On November 14, 2025, President Petro announced the signing of an agreement between Colombia’s Ministry of Defense and Swedish company Saab for the purchase of 17 Gripen fighter jets, valued at Ps. 16.5 trillion. The purchase is expected to strengthen Colombia’s security and defense and yield social and environmental benefits in areas such as energy, water, and health. Swedish Prime Minister Ulf Kristersson highlighted the agreement as a continuation of over 150 years of strong diplomatic ties.

On December 2, 2025, Colombia submitted a bill to Congress to criminalize the trafficking, production, distribution, and illegal possession of fentanyl and its analogs. The proposed law introduces a new offense in the Penal Code (Article 376A), with prison sentences ranging from 10 to 30 years and significant fines. The initiative also enhances public health surveillance and education to mitigate associated risks.

On December 15, 2025, Colombia’s House of Representatives unanimously approved a Government-backed bill to increase funding for higher education by amending Articles 86 and 87 of Law 30. The reform changes the funding reference for public universities from the Consumer Price Index to the Higher Education Cost Index, better reflecting actual institutional expenses. It also raises the Government’s additional contributions to at least 70% of real GDP growth, up from the previous 30%.

On December 17, 2025, the Seventh Commission in Colombia’s Senate voted down the proposed health reform bill on the final day of the ordinary legislative session, effectively shelving the initiative.

Foreign Affairs and International Organizations

On November 18, 2025, Colombia and Spain held the second High-Level Commission (CAN) in Madrid, Spain. The meeting resulted in a Joint Declaration and the signing of the 2025–2027 Country Partnership Framework, backed by an initial €150 million to support peace, gender equality, water rights, and inclusive economic development in Colombia.

On November 20, 2025, Colombia was officially accepted as the 111th member of the Asian Infrastructure Investment Bank (the “AIIB”), opening new opportunities for financing key projects in sustainable energy, transportation, digital infrastructure, and climate resilience. The decision now awaits congressional approval.

On November 25, 2025, Colombia submitted a bill to Congress to approve its accession to the New Development Bank (the “NDB”), established by the BRICS nations. Joining the NDB could help strengthen Colombia’s role in South-South cooperation, diversify funding sources without replacing traditional mechanisms, and support its economic planning, energy transition, and Sustainable Development Goals.

On December 19, 2025, a visa waiver agreement between Colombia and Belarus came into effect, allowing Colombian citizens with ordinary or emergency passports to enter, stay, and transit in Belarus for up to 90 days for tourism purposes. This measure aims to boost bilateral relations, tourism, and trade.

On December 22, 2025, Colombia and Palestine signed an agreement allowing dependents of Palestinian diplomatic staff in Colombia to engage in paid work, in accordance with local laws.

On January 1, 2026, Colombia assumed its position as a non-permanent member of the United Nations Security Council.

On January 3, 2026, after the U.S. began a military strike on Caracas, Venezuela, and announced the capture of Nicolás Maduro and his wife, Cilia Flores, President Petro called a meeting to address security and public order at the Colombian border with Venezuela. President Petro ordered the deployment of police and military forces to the border and called attention to potential humanitarian effects, such as an increase in refugees, due to the crisis. Amid these developments, tensions between Colombia and the United States, which had been strained by U.S. accusations against President Petro, prompted direct communication between the two leaders. President Petro and U.S. President Donald Trump held their first phone call since the crisis, during which they discussed bilateral disagreements, drug-trafficking cooperation, and regional security concerns. This exchange was described as constructive by both sides, helping to ease immediate tensions and opening the door for further talks.

On January 8 2026, during an interview, President Petro acknowledged the U.S. sanctions imposed on him. President Petro emphasized the need to adapt his actions in response to these measures.

Economy

Gross Domestic Product

According to preliminary figures, in the third quarter of 2025, real GDP grew by 3.6% compared to the same period of 2024.

Ecopetrol

On December 26, 2025, Ecopetrol Group assumed 100% of the rights, interests, and obligations held by multinational company Shell EP Offshore Venture in the offshore blocks in the Caribbean. Ecopetrol also formalized the transfer of 50% of Shell’s stake (including its status as operator) in the E&P COL 5, Purple Angel, and Fuerte Sur contracts, located in Colombia’s offshore Caribbean, through the National Hydrocarbons Agency.

On December 28, 2025, Ecopetrol Group announced that between January 2026 and May 2026, it plans to put between 39 and 68 million barrels per day of natural gas up for sale, which will help guarantee the domestic fuel supply.

Employment and Labor

The following table presents national monthly average unemployment rates from January 2020 to November 2025, according to the methodology adopted by the National Department of Statistics of Colombia (“DANE”):

National Monthly Average Unemployment Rates

	2020	2021	2022	2023	2024	2025
January	13.5%	17.6%	14.6%	13.7%	12.7%	11.6%
February	12.8%	15.6%	12.9%	11.4%	11.7%	10.3%
March	13.2%	14.7%	12.1%	10.0%	11.3%	9.6%
April	20.5%	15.5%	11.2%	10.7%	10.6%	8.8%
May	22.0%	15.2%	10.6%	10.5%	10.3%	9.0%
June	20.4%	14.6%	11.3%	9.3%	10.3%	8.6%
July	20.9%	13.1%	11.0%	9.6%	9.9%	8.8%
August	17.4%	12.9%	10.6%	9.3%	9.7%	8.6%
September	16.3%	12.0%	10.7%	9.3%	9.1%	8.2%
October	15.3%	12.0%	9.7%	9.2%	9.1%	8.2%
November	13.9%	11.5%	9.5%	9.0%	8.2%	7.0%
December	13.9%	11.1%	10.3%	10.0%	9.1%	N/A

Notes:

(1)	Unemployment rate is defined as the unemployed population divided by the labor force.

N/A = not available.

Source: DANE.

The following table presents the distribution of national employment by sector of the economy for the periods indicated of the year 2025:

National Quarterly Employment Rates by Sector

	First Quarter	Second Quarter	Third Quarter
Agriculture, fishing, hunting and forestry	14.6%	14.1%	13.9%
Mining and quarrying	1.3%	1.3%	1.1%
Manufacturing	10.9%	10.9%	11.0%
Electricity, gas and water supply	1.3%	1.3%	1.4%
Construction	6.9%	6.5%	6.9%
Retail, hotels and restaurants	25.2%	25.0%	24.6%
Transport, storage and communications	9.3%	9.3%	9.4%
Financial intermediation	1.8%	1.8%	1.9%
Real estate, renting and business activities	8.9%	9.0%	8.9%
Community, social and personal services	19.9%	20.6%	20.8%

Total	100.0%	100.0%	100.0%

Source: DANE. Calculations: Ministry of Finance.

On December 29, 2025, President Petro announced that the 2026 minimum monthly wage—redefined as a “vital wage”—would be set at Ps. 2.0 million per month (i.e., a 23% increase) including a transport allowance. The wage increase took into account factors beyond inflation and productivity metrics to with the aim of improving workers’ living standards, reducing poverty and supporting domestic demand.

Foreign Trade and Balance of Payments

Balance of Payments

During 2024, the current account deficit narrowed to 1.7% of GDP (U.S.$7.2 billion), down 0.6 percentage points from 2.3% of GDP in 2023, reflecting an improvement in its main components. This result was driven by an increase in the current transfer surplus (from 3.5% of GDP in 2023 to 3.7% of GDP in 2024) and a reduction in the income account deficit (from 3.7% of GDP in 2023 to 3.2% of GDP in 2024). However, these gains were partly offset by a wider trade deficit in goods (increasing from 1.9% of GDP in 2023 to 2.2% of GDP in 2024), due to a 1.3% increase in imports, amid stronger domestic demand, and a 2.9% decline in exports, mainly reflecting lower mining and energy sales abroad.

During the first nine months of 2025, Colombia’s current account deficit increased to 2.2% of GDP (U.S.$7.2 billion), increasing by 0.7 percentage points compared to the same period of 2024. This deterioration was mainly driven by a larger trade deficit in goods, which expanded from U.S.$6.4 billion during the first nine months of 2024 to U.S.$10.7 billion during the same period of 2025, reflecting a stronger increase in imports relative to exports. These pressures were partially offset by an improvement in the income account, as the deficit in primary income narrowed by U.S.$446 million, and by an increased surplus in current transfers, which rose to U.S.$12.2 billion, supported primarily by increased receipt of remittances from workers abroad. In addition, the services account shifted from a slight deficit to a surplus of U.S.$385 million, contributing positively to the overall current account balance.

Geographic Distribution of Trade

The following tables show the destination and origin, respectively, of Colombia’s exports and imports for the years and periods indicated:

Merchandise Exports to Major Trading Partners

	2020(1)	2021(1)	2022(1)	2023(1)	2024(1)	Ten-month period ended October31, 2025 (1)
	(percentage of total exports)
United States	28.7	26.5	26.1	26.7	28.9	29.8
Venezuela	0.6	0.8	1.1	1.4	2.0	2.1
Mexico	3.7	2.9	3.1	3.8	3.9	3.2
China	8.9	8.8	3.8	5.0	4.8	3.3
Netherlands	2.3	2.4	4.7	4.1	3.1	3.9
Ecuador	4.7	4.2	3.3	4.0	3.9	3.7
Panama	4.6	5.8	10.3	9.4	8.7	7.1
Spain	1.6	1.7	2.6	2.3	1.5	1.6
Dominican Republic	0.8	1.1	1.6	1.2	1.3	1.2
Chile	2.5	2.6	2.8	2.1	2.1	2.0
Peru	2.8	2.6	1.9	2.3	2.4	3.3
Brazil	4.1	5.0	4.1	3.8	3.9	3.8
India	2.6	5.4	4.0	4.8	5.4	4.0
United Kingdom	1.2	1.1	1.1	0.9	1.0	1.3
Switzerland	0.4	0.4	0.2	0.2	0.4	0.7
Turkey	2.9	3.1	4.0	1.7	1.6	0.8
Canada	1.3	1.7	2.0	1.4	1.3	3.3
Others	26.2	24.0	23.3	25.0	23.8	24.9

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

(1)	Preliminary.

Source: DANE and National Directorate of Customs and Taxes.

Merchandise Imports by Major Trading Partners(1)

	2020(2)	2021(2)	2022(2)	2023(2)	2024(2)	Ten-month period ended October 31, 2025 (2)
	(percentage of total imports)
United States	24.1	23.6	25.1	25.6	25.7	23.2
Mexico	6.9	6.5	5.6	5.0	5.2	5.1
China	23.8	23.1	23.2	21.6	24.5	27.0
France	2.3	2.5	3.4	3.4	1.9	1.4
India	2.2	2.2	2.1	2.2	2.3	2.5
South Korea	1.5	1.5	1.3	1.4	1.5	1.9
Germany	3.8	3.5	3.1	3.8	3.4	3.4
Brazil	5.7	5.7	7.0	6.3	5.2	5.0
Argentina	1.6	2.1	2.1	2.2	1.5	1.4
Japan	2.0	2.1	1.8	2.1	2.2	2.3
Spain	1.8	2.1	1.8	2.0	1.8	1.8
Italy	1.6	1.5	1.6	1.8	1.7	1.7
Canada	1.7	1.6	1.6	1.6	1.6	1.4
Others	21.1	22.0	20.3	21.0	21.4	22.0

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

(1)	Correspond to country of purchase.
(2)	Preliminary.

Source: DANE and National Directorate of Customs and Taxes.

During the ten-month period ended October 31, 2025, Colombia’s three major export partners (FOB) were the United States, Panama and India, representing 29.8%, 7.1% and 4.0% of Colombia’s total exports during such period, respectively.

During the ten-month period ended October 31, 2025, Colombia’s three major import partners (FOB) were China, the United States and México, representing 27.0%, 23.2% and 5.1% of Colombia’s total imports during such period, respectively.

Monetary System

Interest Rates and Inflation

On December 19, 2025, the Banco de la República decided to maintain the discount rate at 9.25%.

The 12-month change in the Consumer Price Index (“CPI”) as of December 31, 2025 was 5.10%.

As of December 31, 2025, the year-over-year Producer Price Index (“PPI”) decreased by 2.63% compared to December 31, 2024, according to preliminary data, mainly due to a decrease in prices in the mining sector (19.91%).

As of December 31, 2025, the monthly Fixed Term Deposit rate (“DTF”) was 8.95%.

The following table shows changes in the CPI and the PPI and average 30-day deposit rates for the periods indicated:

Inflation and Interest Rates

Period	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-Term Reference Rate (DTF)(2)
2025
January	5.22	7.50	9.22
February	5.27	5.98	9.25
March	5.09	4.87	9.26
April	5.16	4.10	9.16
May	5.05	3.71	8.94
June	4.83	2.18	8.94
July	4.90	2.25	8.93
August	5.10	3.91	8.78
September	5.18	3.67	8.76
October	5.51	1.69	8.67
November	5.30	(1.45)	8.66
December	5.10	(2.63)	8.95

(1)	Percentage change over the previous 12 months as of the end of each month indicated.
(2)	Average for each indicated month in 2025, year-on-year of the DTF, as calculated by the Financial Superintendency.

Source: DANE and Banco de la República.

Foreign Exchange Rates and International Reserves

Exchange Rates

The following table shows the average and end-of-period peso/dollar exchange rates and the Real Exchange Rate Index for the dates and periods indicated:

Exchange Rates

Year	Average(1)	End-of- period	Real Exchange Rate Index(2)(3) Average
	(pesos per U.S. dollar)		(Avg. 2010=100)
2025
January	4,300.31	4,170.01	126.19
February	4,131.95	4,120.11	121.92
March	4,133.48	4,192.57	121.67
April	4,273.88	4,198.83	125.62
May	4,202.30	4,148.72	124.62
June	4,115.88	4,069.67	123.10
July	4,047.29	4,179.69	121.28
August	4,051.59	4,018.41	119.76
September	3,924.24	3,901.29	115.52
October	3,881.44	3,870.42	115.34
November	3,780.34	3,744.43	114.52
December	3,794.93	3,757.08	N/A

(1)	Representative market rate as calculated by the Financial Superintendency.
(2)

Colombian Peso Real Exchange Rate Index “1”: Based on the producer price index for non-traditional goods in global trade. The Real Exchange Rate Index is calculated by adjusting the nominal exchange rate by the producer price index of Colombia’s trading partners and the domestic producer price index. Yearly data corresponds to December of each year. Beginning in May 2015, the base for the Real Exchange Rate Index is 2010. The producer price index figures used in calculating Colombian Peso Real Exchange Rate Index for 2015 are based on new methodology described above.
(3)	The Real Exchange Rate Index figures for 2025 are preliminary.

Source: Superintendencia Financiera and Banco de la República.

International Reserves

As of November 30, 2025, gross international reserves increased by U.S.$3,165 million compared to November 30, 2024, reaching a total of U.S.$66,141 million.

As of December 29, 2025, the General Directorate of Public Credit and National Treasury had one active position in a swap and seven active positions in forward contracts over foreign exchange.

Public Sector Finance

General

In June 2025, the Ministry of Finance published its 2025 Medium-Term Fiscal Framework, indicating that the overall fiscal deficit and the primary deficit of the National Central Government are expected to close at 7.1% of GDP and 2.4% of GDP in 2025, respectively, representing a 0.4 percentage point increase and an unchanged result, respectively, as compared to the results registered in 2024. The difference between the variations in the overall fiscal balance with respect to the 2024 results is expected to be driven by an increase in interest payments on public debt. With regards to the primary deficit, an expected rise in primary spending is projected to be offset by growth in total revenues.

On October 16, 2025, Congress approved the 2026 National Budget for total expenditures at Ps. 546.9 trillion, representing a 4% increase compared to the 2025 budget (Ps. 525.8 trillion), with allocations for operating expenditures (65.5%), debt service (18.4%), and public investment (16.1%). Within this fiscal framework, a Financing Law of approximately Ps. 16.3 trillion was proposed to support fiscal balance through measures aimed at reducing tax expenditures, implementing revenue measures related to income, wealth, capital gains, and consumption, promoting environmental and public health objectives, and strengthening tax collection, control, and enforcement.

On December 23, 2025, the Minister of Finance explained that the Government declared an economic emergency to secure the revenues needed to preserve macroeconomic and fiscal stability, following Congress’s rejection of the proposed Financing Law on December 9, 2025. Faced with the choice between increasing public debt or strengthening revenue collection, the Government opted for expanding tax revenues deeming it as the most sound and responsible approach. The adopted measures reinforced the progressivity of the tax system by maintaining levies on high-net-worth individuals and large corporations, preserving the contribution of the financial sector in light of its strong economic capacity, continuing health-related taxes on tobacco and spirits (excluding beer), and reinstating the non-deductibility of royalties in the extractive industries, thereby strengthening the mining sector’s contribution to public finances.

To operationalize the emergency, on December 29, 2025, the Government issued Decree 1474 of 2025, which adopted a package of extraordinary, temporary tax measures under the authority granted by the economic emergency. The decree introduced changes for the 2026 fiscal year, including increases in value-added tax (VAT) on certain goods such as liquors, wines, and online games of chance; an expanded and more progressive wealth tax threshold; a surtax on financial institutions; and adjustments to excise taxes and other consumption levies to generate immediate revenue. Additional provisions in the decree provided transitional relief for tax penalties and interest and clarified that royalties paid for natural resource extraction would not be deductible for tax purposes in 2026, all aimed at addressing the fiscal gap created by the financing law’s failure and stabilizing public finances.

Public Sector Debt

General

As of September 30, 2025, the Central Government gross debt totaled Ps. 1,175,246 billion, equivalent to 64.7% of GDP, of which internal debt totaled Ps. 808,195 billion (44.5% of GDP) and external debt totaled Ps. 367,051 billion (20.2% of GDP). As of June 30, 2025, net debt of the Central Government totaled Ps. 1,053,734 billion, equivalent to 59.2% of GDP, of which internal debt totaled Ps. 719,116 billion (40.4% of GDP) and external debt totaled Ps. 334,617 billion (18.8% of GDP).

Public Sector Internal Debt

As of September 30, 2025, the Central Government’s total direct internal funded debt (with an original maturity of more than one year) was Ps. 773,760,123 million, compared to Ps. 642,759,441 million as of September 30, 2024.

On December 19, 2025, the Ministry of Finance executed a direct sale of Treasury Bonds for $ 6 billion, equivalent to approximately Ps. 23 trillion, to a foreign investor.

The following table shows the direct internal funded debt of the Central Government as of the provided periods, by type:

Central Government: Internal Public Funded Debt - Direct Funded Debt

	As of September 30, 2025	As of September 30, 2024
	(In millions of Ps.)
Treasury Bonds	630,046,536	552,893,155
Treasury Bonds (short term)	62,789,092	15,547,499
Pension Bonds	3,010,819	4,542,234
Peace Bonds	709	756
Constant Value Bonds	1,172,533	1,316,322
Others(1)	1,875,544	1,817,500
Security Bonds	0	0
Treasury Notes	65,123,187	56,846,272
Solidarity Notes	9,741,703	9,741,703

Total	773,760,123	642,759,441

Total may differ due to rounding.

(1)	Includes other assumed debt.

Source: Deputy Directorate of Risk - Ministry of Finance.

Public Sector External Debt

The following tables show the total external funded debt of the public sector (with an original maturity of more than one year) by type and by creditor:

Public Sector External Funded Debt by Type(1)

	As of November 30, 2024	As of November 30, 2025
	(In millions of U.S. dollars)
Central Government	82,154	84,040
Public Entities(2) Guaranteed	1,344	1,632
Non-Guaranteed	26,744	28,642

Total External Funded Debt	110,241	114,314

(1)

Provisional; subject to revision. Includes debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of November 30, 2025 and November 30, 2024, respectively.

(2)	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities.

Source: Debt Database - Ministry of Finance.

Public Sector External Funded Debt by Creditor(1)

	As of November 30, 2024	As of November 30, 2025
	(In millions of U.S. dollars)
Multilaterals	35,125	33,317
IDB	11,828	12,105
World Bank	16,261	17,017
Others	7,035	4,196
Commercial Banks	6,633	7,103
Export Credit Institutions	2,358	2,436
Bonds	60,922	66,023
Foreign Governments	5,204	5,435
Suppliers	0	0

Total	110,241	114,314

Total may differ due to rounding.

(1)	Provisional; subject to revision. Debt with an original maturity of more than one year.

Source: Debt Database - Ministry of Finance

On December 16, 2025, Fitch downgraded Colombia’s long-term foreign currency rating from BB+ to BB and revised the outlook from negative to stable.

Anti-Money Laundering (“AML”), Combatting the Financing of Terrorism (“CFT”) and Sanctions Compliance

According to the laws of the Republic, including Law No. 67 of 1993, Law No. 190 of 1995, Law No. 526, of 1999, Decree No. 1872 of 1992, Decree No. 950 of 1995, Decree 663 of 1993, the Circular Básica Jurídica (CE 006 of 2025) issued by Superintendencia Financiera de Colombia, the United Nations Resolution 1373 of 2001 and SU-167/99 of the Constitutional Court, dated August 9, 2021, the proceeds of the sale of Colombia’s Global Bonds cannot fund any activities or business of any person that, at the time of such funding, is the subject of any sanctions administered or enforced by (i) the U.S. Government, including, without limitation, the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), the U.S. Department of Commerce, and the U.S. Department of State or (ii) the United Nations Security Council, the European Union, or His Majesty’s Treasury (collectively, “Sanctions”), or is in a country or territory that, at the time of such funding, is the subject of Sanctions broadly restricting or prohibiting dealings with such country or territory (presently, inter alia, the region of Crimea, Cuba, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic regions of Ukraine, the non-government controlled regions of Zaporizhzhia and Kherson, Iran, North Korea and Venezuela.

Under Colombian law, banks have the right to restrict or terminate services for individuals subject to international sanctions. The Constitutional Court of Colombia, the country’s highest authority on constitutional matters, affirmed in ruling SU-167/99 (1999) that while banking is a public service and must respect fundamental rights, inclusion on a foreign sanctions list—such as the U.S. “Clinton List” managed by OFAC—constitutes an objective and legitimate reason for a bank to deny or end a contractual relationship. The Clinton List refers to the Specially Designated Narcotics Traffickers (“SDNTs”) list, created under the U.S. Foreign Narcotics Kingpin Designation Act. Inclusion on this list freezes assets under U.S. jurisdiction and prohibits U.S. persons from conducting transactions with listed parties. The Constitutional Court’s legal position recognizes the need for financial institutions to protect their operations, cooperate internationally, maintain international correspondent relationships, and comply with global anti-money laundering and counter-terrorism standards.

The Estatuto Orgánico del Sistema Financiero (the “EOSF”), enacted through Decree 663 of April 2, 1993, serves as the cornerstone of Colombia’s financial regulatory framework. The EOSF consolidated and organized the rules governing the structure, operations, and oversight of financial institutions under the supervision of the Superintendencia Financiera. Its primary purpose is to ensure stability, transparency, and integrity within the financial system, and it provides the legal foundation for implementing anti-money laundering and counter-terrorism financing measures.

A critical component of the EOSF is its set of provisions aimed at preventing the financial system from being exploited for illicit activities. These obligations are detailed in Articles 102 to 107, which mandate the adoption of robust internal controls and compliance systems across all supervised entities. Article 102 establishes the requirement for financial institutions to implement comprehensive risk management systems to prevent money laundering and terrorist financing. This includes the adoption of Sistema de Administración del Riesgo de Lavado de Activos y Financiación del Terrorismo (the “SARLAFT System”), which encompasses customer due diligence (KYC), risk profiling, transaction monitoring, and the timely reporting of suspicious operations to the Unidad de Información y Análisis Financiero (the “UIAF”). Enhanced due diligence measures are required for high-risk clients, ensuring that institutions apply stricter controls where vulnerabilities are greater.

Articles 103 and 104 complement these obligations by defining specific reporting requirements for large cash transactions and other high-risk operations. These articles set thresholds and procedures for reporting, ensuring that unusual or significant transactions are flagged and communicated to the authorities. This mechanism strengthens the ability of regulators to detect patterns indicative of illicit activity. Article 105 introduces confidentiality obligations, prohibiting institutions from disclosing information related to suspicious transaction reports to clients or third parties. This safeguard ensures the integrity of investigations and prevents tipping-off, which could compromise enforcement actions.

Article 106 grants the Government the authority to update and adapt control standards and procedures, allowing the AML/CFT framework to remain responsive to evolving risks and international best practices. Finally, Article 107 establishes a strict enforcement regime. Institutions that fail to comply with these obligations face administrative sanctions, and in cases of serious negligence or complicity, criminal liability may apply. This provision underscores the seriousness of AML/CFT compliance and reinforces accountability within the financial sector.

Since its enactment, the EOSF has been instrumental in shaping Colombia’s approach to combating financial crime. By embedding AML/CFT requirements into the core legal structure of the financial system, the statute ensures that preventive measures are not optional but legally enforceable. This framework has enabled Colombia to develop a mature compliance culture, supported by continuous monitoring, reporting, and cooperation between financial institutions and regulatory authorities.

Circular Externa 006 of June 25, 2025, also known as the Circular Básica Jurídica (the “CBJ”), issued by Colombia’s Financial Superintendency, reorganizes and modernizes Colombia’s financial regulations. In terms of AML and CFT, the CBJ reinforces and consolidates key AML mandates that entities supervised by Colombia’s Financial Superintendency must follow. One central aspect of the CBJ is its explicit reinforcement of the requirement to maintain the SARLAFT System. For instance, the Banco de la República confirms that, in compliance with Circular 006, it has implemented the SARLAFT System across all its operations and with all third parties. This demonstrates the expectation that AML/CFT procedures, including risk-based due diligence and transaction monitoring, are formally integrated into institutional frameworks.

Adopted on September 28, 2001 under Chapter VII of the UN Charter, Resolution 1373 is legally binding on all UN member states. Its primary objective is to combat terrorism financing and strengthen global security. The resolution requires states to criminalize the financing of terrorist acts, freeze assets of individuals and entities involved in terrorism, prohibit the movement of such funds, and enhance international cooperation through intelligence sharing and mutual legal assistance. It also established the Counter-Terrorism Committee to monitor compliance and support implementation worldwide.

Colombia has integrated Resolution 1373 into its domestic legal and regulatory framework through a series of measures:

•	Legal Framework: Law 1121 of 2006 (Estatuto Antiterrorista) criminalizes terrorist financing and mandates reporting obligations for supervised entities.

•	Regulatory Oversight: The UIAF enforces compliance by requiring institutions to screen clients against international terrorist lists and report matches immediately.

•

Inter-Agency Coordination: The National Security Council coordinates efforts among UIAF, the Financial Supertintendency, the Fiscalía, DIAN, and other agencies to share intelligence and enforce sanctions.

•

Alignment with International Standards: Colombia adheres to Financial Action Task Force (“FATF” and Financial Action Task Force of Latin America (“GAFILAT”) recommendations, maintaining compliance with global best practices on risk assessment, customer due diligence, and suspicious transaction reporting.

•

Capacity Building: Through partnerships with UNITAR, Colombia has launched advanced training programs for compliance officers, leveraging technology and AI to improve detection and reporting capabilities.

Colombia has made notable progress in aligning with international AML/CFT standards, as highlighted by FATF and GAFILAT evaluations. Both organizations commend improvements in customer due diligence, politically exposed persons monitoring, and beneficial ownership transparency, with several recommendations upgraded to “Compliant” or “Largely Compliant.

According to the GAFILAT Follow-Up Report published in 2023, Colombia has made strong progress in improving its system to fight money laundering and terrorist financing. The country strengthened rules for identifying customers and monitoring transactions, making it harder for criminals to hide behind complex structures. It also improved controls for politically exposed persons, ensuring closer scrutiny of high-risk individuals. Other upgrades include better procedures for wire transfers, suspicious transaction reporting, and risk management. These changes were supported by new laws and clearer regulations from financial authorities, which help banks and other institutions apply international standards more effectively. Overall, FATF recognizes Colombia as moving in the right direction, with a stronger legal framework and better supervision to protect the financial system.

Tables and Supplementary Information

Public Debt of the Republic of Colombia

External Public Debt

Direct Funded Debt(1)

Bond Issues

Interest Rate and Title	Year of Issue	Year of Final Maturity	Currency	Principal Amount Disbursed (millions of original currency)	Principal Amount Outstanding as of November 26, 2025(2) (millions of U.S. dollars)
Central Government
8.375% Notes 2027(*)	1997	2027	USD	250	74
11.85% Global Bonds 2028	2000	2028	USD	22	9
10.375% Global Bonds 2033(*)	2003	2033	USD	635	183
7.375% Notes 2037(*)	2006	2037	USD	1,818	1,818
9.85% Global TES Bonds 2027(2)	2007	2027	COP	1,924,515	85
6.125% Global Bonds 2041(*)	2009	2041	USD	2,500	2,500
5.625% Global Bonds 2044(*)	2014	2044	USD	2,500	2,500
5.000% Global Bonds 2045(*)	2015	2045	USD	4,500	3,671
4.500% Global Bonds 2026	2015	2026	USD	1,500	666
3.875% Global Bonds 2026(2)	2016	2026	EUR	1,350	359
3.875% Global Bonds 2027(*)	2017	2027	USD	2,400	1,740
4.500% Global Bonds 2029(*)	2018	2029	USD	2,000	2,000
5.200% Global Bonds 2049	2019	2049	USD	2,800	2,168

Interest Rate and Title	Year of Issue	Year of Final Maturity	Currency	Principal Amount Disbursed (millions of original currency)	Principal Amount Outstanding as of November 26, 2025(2) (millions of U.S. dollars)
3.000% Global Bonds 2030	2020	2030	USD	1,543	1,543
3.125% Global Bonds 2031	2020	2031	USD	2,540	2,540
4.125% Global Bonds 2051	2020	2051	USD	1,500	1,036
3.250% Global Bonds 2032	2021	2032	USD	2,000	2,000
4.125% Global Bonds 2042	2021	2042	USD	1,000	515
3.875% Global Bonds 2061	2021	2061	USD	1,300	752
8.000% Global Bonds 2033	2022	2033	USD	1,624	1,624
7.500% Global Bonds 2034	2023	2034	USD	2,200	2,200
8.000% Social Global Bonds 2035(*)	2023	2035	USD	1,900	1,673
8.750% Social Global Bonds 2053(*)	2023	2053	USD	1,900	845
7.750% Global Bonds 2036	2024	2036	USD	2,000	2,000
8.375% Global Bonds 2054	2024	2054	USD	1,640	1,640
7.375% Global Bonds 2030	2025	2030	USD	1,900	1,900
8.500% Global Bonds 2035	2025	2035	USD	1,900	571
3.750% Global Bonds 2028	2025	2028	EUR	1,450	1,675
5.000% Global Bonds 2032	2025	2032	EUR	1,450	1,675
5.625% Global Bonds 2036	2025	2036	EUR	1,200	1,386
4.500% Global Bonds 2030	2025	2030	EUR	500	578
5.750% Global Bonds 2034	2025	2034	EUR	700	809
6.500% Global Bonds 2038	2025	2038	EUR	800	924

Total					45,716

Aggregate amounts may differ due to rounding.

(1)	Includes only medium- and long-term funded debt (i.e., debt with an original maturity of more than one year).
(2)

Principal amount outstanding on November 26, 2025 was converted to U.S. dollars at the corresponding exchange rate on November 26, 2025 (COP/USD = Ps.3,806.16 / U.S.$1.00; USD/EUR = U.S.$1.1551 / €1.00).

(*)	Includes reopenings.

Source: Debt Database - Ministry of Finance.

Loans from Multilateral Institutions

Lender	Interest Rate	Currency	Principal Amount Outstanding as of November 30, 2025
			(millions of U.S. dollars)
World Bank	Various	Various	17,017
IADB	Various	Various	12,105
Others	Various	Various	4,196

Total			33,317

Totals may differ due to rounding.

Source: Debt Database - Ministry of Finance.

Loans from Banks (1)

Title	Interest Rate	Date of Agreement	Year of Final Maturity	Currency	Principal Amount Outstanding as of November 30, 2025
Commercial Bank Loans	Various	Various	Various	Various	7,103
Export Credits	2%-7.75%	Various	Various	USD, EUR	2,436
Governments	0%-4.83%	Various	Various	USD, EUR	297

Total					9,836

Total Outstanding Long-Term Direct External Debt					66,023

Totals may differ due to rounding.

(1)	Medium- and long-term indebtedness.

Source: Debt Database - Ministry of Finance.

Other External Public Sector Debt

Guaranteed Debt and Non-Guaranteed Debt(1)(2)

Borrower	Guaranteed Debt	Non-guaranteed Debt	Principal Amount Outstanding as of November 30, 2025
	(millions of U.S. dollars)
Non-Financial Public Sector:
BOGOTA DISTRITO CAPITAL	23	1224	1246
DEPARTAMENTO DE ANTIOQUIA	20	20	41
E.P.M. DE MEDELLIN	153	4,490	4,643
ECOPETROL	0	17,382	17,382
ICETEX	359	0	359
REFICAR	0	1,257	1,257
ESP GECELCA S.A. ESP.	0	75	75
EMPOPASTO S.A. ESP	11	0	11
TGI S.A. ESP	0	612	612
OLEDUCTO CENTRAL S.A.	0	400	400
FIDUPREVISORA	83	0	83
GRUPO DE ENERGIA BOGOTA S.A. E.S.P.	0	2,162	2,162
I.S.A.	0	330	330
CONSORCIO FONDO DIAN PARA COLOMBIA 2020	74	0	74
DISTRITO BARRANQUILLA	97	268	365
CONCESIÓN COSTERA CARTAGENA BARRANQUILLA S.A.S	0	260	260
DISTRITO DE MEDELLIN	0	92	92
ESSA	0	39	39
EMPRESA METRO DE BOGOTA S.A.	196	0	196
Total Non-Financial Public Sector:	1,017	28,610	29,627
Financial Public Sector:
BANCOLDEX	244	0	244
FINDETER	372	32	404
Total Financial Public Sector:	616	32	647

TOTAL:	1,632	28,642	30,274

Totals may differ due to rounding.

(1)	Medium- and long-term indebtedness.

(2)	Subject to revision.

Source: Debt Database - Ministry of Finance.

Internal Public Debt

Direct Debt

Bond Issues and Banco de la República

Description	Year of Final Maturity	Interest Rate	Principal Amount Outstanding as of October 31, 2025
			(millions of pesos)
Treasury Bonds	Various	Various	694,266,574
Pension Bonds	Various	Various	2,923,222
Peace Bonds	Various	Various	709
Constant Value Bonds	Various	Various	1,140,540
Security Bonds	Various	Various	0
Other Bonds	Various	Various	54,446
Other	Various	Various	1,818,925
Treasury Promissory Notes	Various	Various	67,458,938
Solidarity Instruments	Various	Various	9,741,703
Single National Account	Various	Various	30,348,333
No Single National Account	Various	Various	8,847,870

Total			816,601,260

Totals may differ due to rounding.

Source: Debt Registry Office - General Directorate of Public Credit - Ministry of Finance.

Internal Public Debt

Guaranteed Debt (1)

Principal Amount Outstanding as of September 30, 2025(2)
(thousands of U.S. dollars)
Bogota Distrito Capital	22,687
Departamento de Antioquia	20,376
Consorcio Fondo DIAN para Colombia 2020	73,700
Distrito Barranquilla	97,070
Empresa Metro de Bogota S.A.	739,929
Empresas Públicas de Medellín (EPM)	155,026
ICETEX	352,117
GECELCA S.A. E.S.P.	89,714
Empopasto S.A. E.S.P.	10,838
Fiduprevisora	73,944
BANCOLDEX	250,097
FINDETER	371,930

Total	2,258,323

(1)	Medium- and long-term indebtedness. As of September 30, 2025, the Republic had no outstanding guarantees of floating public sector internal debt.
(2)	Principal amount outstanding on September 30, 2025 was converted to U.S. dollars at the corresponding exchange rate on September 30, 2025 (COP/USD = Ps. 3,901.29 / U.S.$1.00).

Source: Ministry of Finance.